As filed with the Securities and Exchange Commission on April 3, 2006.
                                                     Registration No. 333-108834
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             ----------------------

     (Exact name of Registrar as Specified in its Articles of Incorporation)

                             ----------------------

                    Advanced Semiconductor Engineering, Inc.
                   (Translation of issuer's name into English)

                             ----------------------

                            Taiwan, Republic of China
            (Jurisdiction of incorporation or organization of issuer)

                      ------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6694
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                      ------------------------------------

                                   Copies to:

          Show-Mao Chen, Esq.                      Herman H. Raspe, Esq.
         Davis Polk & Wardwell              Patterson, Belknap, Webb & Tyler LLP
18th Floor, The Hong Kong Club Building         1133 Avenue of the Americas
            3A Chater Road                        New York, New York 10036
               Hong Kong                               (212) 336-2000
             852-2533-3300

                      ------------------------------------

        It is proposed that this filing become effective under Rule 466:
                           (check the appropriate box)

                          |_|   immediately upon filing.
                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                              Location in Form of American
                                                              Depositary Receipt ("Receipt")
Item Number and Caption                                       Filed Herewith as Prospectus
-----------------------                                       ----------------------------
1.  Name of Depositary and address of its principal           Face of Receipt -  introductory article
    executive office

2.  Title of Receipts and identity of deposited               Face of Receipt - top center
    securities

Terms of Deposit:

    (i)      The amount of deposited securities               Face of Receipt - upper right corner
             represented by one American Depositary
             Share

    (ii)     The procedure for voting, if any, the            Reverse of Receipt - Paragraphs (16)
             deposited securities                             (17) and (26).

    (iii)    The collection and distribution of               Reverse of Receipt - Paragraph (14)
             dividends

    (iv)     The transmission of notices, reports and         Face of Receipt - Paragraph (13)
             proxy-soliciting material                        Reverse of Receipt - Paragraphs (16),
                                                              (17) and (26).

                                                              Location in Form of American
                                                              Depositary Receipt ("Receipt")
Item Number and Caption                                       Filed Herewith as Prospectus
-----------------------                                       ----------------------------
    (v)      The sale or exercise of rights                   Face of Receipt - Paragraph (2);
                                                              Reverse of Receipt - Paragraphs (14)
                                                              and (16).

    (vi)     The deposit or sale of securities                Face of Receipt - Paragraphs (3), (6)
             resulting from dividends, splits or plans        and (7);
             of reorganization                                Reverse of Receipt - Paragraphs (14)
                                                              and (18).

    (vii)    Amendment, extension or termination              Reverse of Receipt - Paragraphs (22)
             the deposit agreement                            and (23) (no provision for
                                                              extensions).

    (viii)   Rights of holders of Receipts to inspect         Face of Receipt - Paragraph (13).
             the transfer books of the Depositary
             and the list of holders of Receipts

    (ix)     Restrictions upon the right to deposit or        Face of Receipt - Paragraphs (2),
             withdraw the underlying securities               (3), (4), (6), (7), (9) and (10).

    (x)      Limitation upon the liability of the             Face of Receipt - Paragraph (7)
             Depositary                                       Reverse of Receipt - Paragraphs (19)
                                                              and (20).

3.  Fees and charges which may be imposed                     Face of Receipt - Paragraph (10).
    directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                 Face of Receipt - Paragraph (13).

Advanced Semiconductor Engineering, Inc. (the "Company") will, upon the effectiveness of this Post-Effective Amendment No. 1 to F-6 Registration Statement on Form F-6, continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Amended and Restated Deposit Agreement, dated as of September 29, 2000, by and among Advanced Semiconductor Engineering, Inc. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder.*

            (a)(ii) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

            (b)(i) Letter Agreement, dated as of February 1, 2001, by and between the Company and the Depositary for the sole purpose of accommodating the surrender of the Company's Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of the Company's Rule 144A Depositary Receipts Facility. -- Filed herewith as Exhibit (b)(i).

            (b)(ii) Letter Agreement, dated as of September 25, 2003, by and between the Company and the Depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon the Company's deposit of its shares with the Depositary following the conversion of certain bonds issued by the Company in accordance with, and subject to, the terms and conditions of the indenture governing such bonds. -- Filed herewith as Exhibit (b)(ii).

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

            (e) Certificate under Rule 466. -- None.

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.*

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-108834), filed with the Commission on September 16, 2003.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Advanced Semiconductor Engineering, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of April, 2006.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares issued as (i) Share American Depositary Shares ("Share ADSs"), each Share ADS representing five (5) shares of Common Stock, par value NT $10.00 per share ("Shares"), of Advanced Semiconductor Engineering, Inc. (the "Company") and (ii) Temporary American Depositary Shares ("Temporary ADSs") automatically exchangeable into Share ADSs, each Temporary ADS representing an undivided interest in a global Certificate of Payment, each interest representing the irrevocable right to receive five (5) Shares from the Company.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                    Name:  Susan A. Lucanto
                                    Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Advanced Semiconductor Engineering, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan, Republic of China on this 3rd day of April, 2006.

                                 Advanced Semiconductor Engineering, Inc.


                                 By: /s/ Joseph Tung
                                     -------------------------------------------
                                     Name:  Joseph Tung
                                     Title: Chief Financial Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 3, 2006.

         Signature                                       Title
         ---------                                       -----


*                                          Chief Executive Officer, Chairman,
---------------------------                and Director
Jason C. S. Chang                          (Principal Executive Officer)


*                                          President, Vice Chairman, and
---------------------------                Director
Richard H. P. Chang


/s/ Joseph Tung                            Chief Financial Officer and Director,
---------------------------                (Principal Financial and Accounting
Joseph Tung                                Officer)


*                                          Executive Vice President and Director
---------------------------
Chin Ko-Chien


*                                          Vice President and Director
---------------------------
Jeffrey Chen


*                                          Director
---------------------------
Tien Wu


* By: /s/ Joseph Tung
      ---------------------
      Joseph Tung
      Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                    Advanced Semiconductor Engineering, Inc.

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Advanced Semiconductor Engineering, Inc., has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on the 3rd day of April, 2006.

                                                 PUGLISI & ASSOCIATES


                                                 By: /s/ Donald J. Puglisi
                                                     ---------------------------
                                                     Name:  Donald J. Puglisi
                                                     Title: Managing Director

                                Index to Exhibits

                                                               Sequentially
Exhibit             Document                                   Numbered Page
-------             --------                                   -------------

(a)(ii)             Form of Amendment No. 1 to Amended
                    and Restated Deposit Agreement

(b)(i)              Letter Agreement

(b)(ii)             Letter Agreement